UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

September 11, 2024

Commission File Number: 001-37968

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272,

4th Floor, Udyog Vihar, Phase-II,

Sector-20, Gurugram-122008, Haryana

India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Update on Acquisition of Globe All India Services Limited

On September 02, 2024, Yatra Online, Inc. (the “Registrant”), through its subsidiary, Yatra Online Limited (“Yatra India”), had entered into a share purchase agreement (the “SPA”) to acquire all of the issued and paid-up equity share capital of Globe All India Services Limited (“GAISL”) from Ramkrishna Forgings Limited (“Seller”) for an aggregate purchase price of INR 128,00,00,000 (~USD 15.25 million), after net debt and working capital adjustments (the “Acquisition”). The registrant had filed Form 6-K with Securities and Exchange Commission on September 03, 2024, in this regard.

This is to further update that parties to the SPA have completed the closing conditions to the SPA on September 11, 2024, in relation to acquisition by the Yatra India of all of the issued and paid-up equity share capital, i.e., 47,87,650 (forty seven lakh eighty seven thousand six hundred and fifty) equity shares (each having a face value of INR 10/- (Rupees Ten only)), of GAISL, from the Seller, in accordance with the terms of the SPA. The Purchaser price was paid in cash by Yatra India.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: September 12, 2024	By:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer

3